EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following table sets forth, at February 24, 2012, the Registrant’s significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below unless noted otherwise. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	State of Incorporation
AC Doctor LLC	Delaware
Air Systems Distributors LLC	Delaware
Atlantic Service & Supply LLC	Delaware
Baker Distributing Company LLC	Delaware
Carrier Enterprise, LLC*	Delaware
Carrier Enterprise Northeast, LLC*	Delaware
East Coast Metal Distributors LLC	Delaware
Gemaire Distributors LLC	Delaware
Heating & Cooling Supply LLC	California
Tradewinds Distributing Company LLC	Delaware
Watsco Holdings, Inc.	Delaware
Watsco Holdings II, Inc.	Delaware
Watsco Holdings III, LLC	Delaware

*	60% owned